August 25, 2010

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:          Simon Property Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement Filed March 26, 2010

Form 8-K filed April 30, 2010

File No. 1-14469

Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2009

File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated August 17, 2010, with respect to the periodic reports noted above.  For the sake of convenience, we have reproduced your comments below with our response following the comment.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 12

1.         Comment:  We note your response to comment 1 from our letter dated July 9, 2010.  We also note that you have included in your Item 2 disclosure other operating data for your properties, including occupancy rates.  It appears that a schedule of lease expirations may be material to investors to balance the other operating data you have provided.  Please confirm that you will provide the schedule in your future filings.

Response:  We will provide a schedule of lease expirations in future filings within Item 2 of our Annual Reports on Form 10-K in substantially the form included in Simon Property Group, Inc.’s current report on Form 8-K dated July 30, 2010.

Form 8-K Filed April 30, 2010

Item 2.02. Results of Operations and Financial Condition

2.         Comment:  We note your response to our prior comment 7 and reissue the comment in part.  Please confirm that you will revise your disclosures furnished under Item 2.02 of Form 8-K in future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  Refer to Instruction 2 to Item 2.02 of Form 8-K and Questions 106.06 and 106.07 of the Compliance and Disclosure Interpretation of Exchange Act Form 8-K at http://sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Response:  We confirm we will make disclosures as prescribed by Item 10(e)(1)(i) of Regulation S-K with regard to future disclosures furnished under Item 2.02 of Form 8-K.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett

Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer
Simon Property Group, Inc.
General Partner of Simon Property Group, L.P.

cc:    JonathanWiggins

Kristina Aberg

James M. Barkley, Esq.